Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges
Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Earnings:
Loss from continuing operations	$(12,796)	$(11,272)	$(21,668)	$(13,831)
Add:
Interest expense	10,894	10,929	41,740	27,319
Portion of rent under long-term operating leases representative of an interest factor	123	125	385	375
Amortization of capitalized interest	45	33	125	99
Less:
Equity income from unconsolidated subsidiaries	—	(177)	(43)	(397)

Total earnings (loss) available for fixed charges	$(1,734)	$(362)	$20,539	$13,565

Fixed Charges:
Interest expense	10,894	10,929	41,740	27,319
Portion of rent under long-term operating leases representative of an interest factor	123	125	385	375
Capitalized interest	1,101	128	1,557	383

Total fixed charges	$12,118	$11,182	$43,682	$28,077

Ratio of earnings to fixed charges (x times) (1)	—	—	—	—

(1) Earnings were insufficient to cover fixed charges by:	$13,852	$11,544	$23,143	$14,512